SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Increase of Stake in Dominican Republic

AMBEV S.A. (“Company”) informs its investors and the market in general that E. León Jimenes, S.A. (“ELJ”), the other shareholder together with the Company in Tenedora CND, S.A. (“Tenedora”) – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised, in accordance with the shareholders’ agreement of Tenedora, its put option in connection with shares representing 30% of Tenedora’s capital stock. As a result of the partial exercise of such put option, the Company would pay to ELJ the amount of USD 926.5mm and would become the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In light of the strategic importance of the alliance with ELJ, on the date hereof, the Company’s Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to the Company to become exercisable. The transaction is subject to certain conditions precedent and its consummation is expected at the beginning of 2018.

São Paulo, December 1st, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer